CERTIFICATE OF NOTIFICATION


                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

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Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On May 19, 1998, the issuance by the Company of $55,000,000 aggregate principal amount of its Series A 6.75% Senior Insured Quarterly Notes due June 30, 2038 (the "Series A Notes"), pursuant to the First Supplemental Indenture dated as of May 19, 1998, supplementing the Senior Note Indenture dated as of May 1, 1998 between the Company and Bankers Trust Company, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. On May 20, 1998, the issuance by the Company of $35,000,000 aggregate principal amount of its Series B 6.05% Senior Notes due May 1, 2003 (the "Series B Notes"), pursuant to the Second Supplemental Indenture dated as of May 20, 1998, supplementing the Senior Note Indenture dated as of May 1, 1998 between the Company and Bankers Trust Company, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         3.       Filed herewith are the following exhibits:

             Exhibit  A -- Copy of the prospectus supplement with respect to the Series A Notes, dated May 14, 1998, and accompanying prospectus dated February 9, 1998. (Filed electronically May 18, 1998, in File Nos. 333-45069, 333-45069-01 and 333-45069-02.)

             Exhibit  B -- Copy of the prospectus supplement with respect to the Series B Notes, dated May 14, 1998, and accompanying prospectus dated February 9, 1998. (Filed electronically May 18, 1998, in File Nos. 333-45069, 333-45069-01 and 333-45069-02.)

             Exhibit  C -- Underwriting Agreement with respect to the
                           Series A Notes dated May 14, 1998. (Designated in Form 8-K dated May 14, 1998, as Exhibit 1(a).)

             Exhibit  D -- Form of Proposal for the purchase of the Series
                           B Notes, including Purchase Contract attached thereto as Exhibit B dated May 14, 1998. (Designated in Form 8-K dated May 14, 1998, as Exhibit 1(b).)



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             Exhibit  E -- Senior Note Indenture dated as of May 1, 1998 between the Company and the Bank of New York, as Trustee and indentures supplemental thereto through that dated May 20, 1998. (Designated in Form 8-K dated May 14, 1997, as Exhibits 4.1, 4.2(a) and 4.2(b).)

             Exhibit  F -- Opinion of Eaton and Cottrell, P.A. dated June
                           5, 1998.



Dated    June 5, 1998                                MISSISSIPPI POWER COMPANY



                                                     By  /s/Wayne Boston
                                                           Wayne Boston
                                                           Assistant Secretary